                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                      WEIDER NUTRITION INTERNATIONAL, INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   948603 10 5
                                 (CUSIP Number)






                                Page 1 of 5 pages

                                       13G


CUSIP NO.          948603 10 5

1.       NAME OF REPORTING PERSON:
                   Weider Health and Fitness

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                    Incorporated in the State of Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.       SOLE VOTING POWER:

                                    15,687,432 shares of Class B Common Stock
                                    (each share of Class B Common Stock
                                    automatically converts upon transfer, on a one-to-one basis, into shares of Class A Common Stock)

6.       SHARED VOTING POWER:
                                             -0-

7.       SOLE DISPOSITIVE POWER:
                                    15,687,432 shares of Class B Common Stock

8.       SHARED DISPOSITIVE POWER:
                                             -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:
                                    15,687,432 shares of Class B Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:

                               / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
                                             100%

12.      TYPE OF REPORTING PERSON:
                                              CO


                                Page 2 of 5 pages

ITEM 1.

         (a)      NAME OF ISSUER:  Weider Nutrition International, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           2002 South 5070 West
                           Salt Lake City, Utah 84104-4726

ITEM 2.

         (a)      NAME OF PERSON FILING: Weider Health and Fitness

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           21100 Erwin Street
                           Woodland Hills, CA 91367

         (c)      CITIZENSHIP:  Incorporated in the State of Nevada

         (d)      TITLE OF CLASS OF SECURITIES:

                           Class B Common Stock, $.01 par value

         (e)      CUSIP NUMBER:  948603 10 5

ITEM 3.           Not applicable.

ITEM 4.           OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:

                  15,687,432 shares of Class B Stock (each share of Class B Common Stock automatically converts upon transfer, on a one-to-one basis, into shares of Class A Common Stock)

         (b)      PERCENT OF CLASS:  100%

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)               SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                    15,687,432 shares of Class B Common Stock

                  (ii)              SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                                                    -0-

                  (iii)             SOLE POWER TO DISPOSE OR TO DIRECT THE
                                    DISPOSITION OF:
                                    15,687,432 shares of Class B Common Stock

                  (iv)              SHARED POWER TO DISPOSE OR TO DIRECT THE
                                    DISPOSITION OF:
                                                    -0-


                                Page 3 of 5 pages

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

                                Page 4 of 5 pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   July 9, 1997


                                           WEIDER HEALTH AND FITNESS


                                           /S/ WEIDER HEALTH AND FITNESS
                                           -----------------------------------
                                           BY:BERNARD CARTOON
                                           TITLE:GENERAL COUNSEL


                                Page 5 of 5 pages